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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                               SCHEDULE 13E-4/A
                               (Amendment No. 2)

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               THE LIMITED, INC.
             -----------------------------------------------------
                 (Name of issuer and person filing statement)

                         Common Stock, $.50 par value
             -----------------------------------------------------
                        (Title of class of securities)

                                   53271610
             -----------------------------------------------------
                     (CUSIP number of class of securities)

                                SAMUEL P. FRIED
                           Senior Vice President and
                                General Counsel
                               THE LIMITED, INC.
                             Three Limited Parkway
                                P.O. Box 16000
                             Columbus, Ohio 43230

                           Telephone: (614) 415-7000
             -----------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications
                   on behalf of the person filing statement)

                                  Copies to:

                               DENNIS S. HERSCH
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

                                  May 4, 1999
             -----------------------------------------------------
    (Date tender offer first published, sent or given to security holders)



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     This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed on May 4, 1999, as amended on May 6, 1999 (the "Schedule 13E-4"), by The Limited, Inc., a Delaware corporation (the "Company"), relating to its offer to purchase up to 15,000,000 outstanding shares of its common stock, $0.50 par value per share (the "Shares") at a price specified by stockholders, not greater than $55.00 per Share and not less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4.

     Terms used but not defined herein are used as defined in the Offer to Purchase.

   Item 8.  Additional Information.

   Item 8(e) of the Schedule 13E-4 is hereby amended as follows:

     A new paragraph, which reads as follows, shall be deemed added after the first paragraph of the cover page and after the third paragraph of the section entitled "The Offer -- 1. Number of Shares; Proration; Extension of Offer" in the Offer to Purchase:

              "Shareholders may either select the specific price (not less than $50.00 and not greater than $55.00) per Share at which they are willing to tender their Shares or, if they wish to maximize their chances of the Company purchasing all of their tendered Shares (subject to the possibility of reductions due to proration), shareholders may indicate that they are willing to tender their Shares at whatever Purchase Price (not less than $50.00 and not greater than $55.00) results from the Dutch auction tender process described herein.

   Item 8(e) of the Schedule 13E-4 is hereby amended as follows:

     The last paragraph of the section of the Offer to Purchase entitled "The Offer -- 10. Certain Information Concerning the Company" is deleted and replaced in its entirety by the following:

              All forward-looking statements made by the Company (including those made in its press releases and repeated herein) involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward looking statements. Although the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in connection with tender offers, factors which may affect future performance and financial results include, but are not limited to, those set forth in the Company's press releases (portions of which have been repeated herein) and other filings with the Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

   Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

     Under the Redemption Agreement, through January 1, 2006, Mr. Wexner and the Trust had the right to require the Company to redeem up to 18,750,000 Shares at a price of $18.75 per Share and for the six-month period beginning July 31, 2006, the Company had the right to purchase those Shares at a price of $25.07 per Share. The Company had been required to maintain $351.6 million in a restricted cash account to fund its obligations. As a result of the rescission of the Redemption Agreement, all of these rights were removed. On May 12, 1999, an alleged stockholder of the Company filed a purported derivative action in the Court of Chancery for the State of Delaware styled Sullivan v. Wexner, et al., C.A. No. 17148-NC, naming as defendants the members of the Company's Board of Directors and naming the Company as a nominal defendant. The complaint in the Sullivan action alleges that the rescission of the Redemption Agreement constituted a waste of corporate assets. The complaint seeks monetary damages in an unspecified amount from the members of the Company's Board of Directors. The defendants believe that the allegations in the Sullivan action are without merit and intend to defend against them vigorously.

   Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

     On May 17, 1999, the Company issued a press release with respect to its first quarter results. A copy of the press release is attached hereto as exhibit (a)(16).
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    Item 9.  Material to be Filed as Exhibits.

     (a)(16)  Press release issued by the Company, dated May 17, 1999.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              THE LIMITED, INC.



                                              By: /s/ Kenneth B. Gilman
                                                 ------------------------------
                                                  Kenneth B. Gilman
                                                  Vice Chairman and
                                                  Chief Administrative Officer


Dated: May 18, 1999

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                                 EXHIBIT INDEX




Exhibit Number               Description
------------------           ------------------------------------
(a)(16)                      Press Release issued by the Company,
                             dated May 17, 1999


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